UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
                        13A-16 OR 15D-16 UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934

                            FOR APRIL 29, 2005.

                       COMMISSION FILE NUMBER 1-11284

                                NORANDA INC.
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    BCE PLACE, 181 BAY STREET, SUITE 200
                      TORONTO, ONTARIO, CANADA M5J 2T3
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F ___  Form 40-F  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                      Yes ___  No  X


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

                      Yes ___  No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes ___  No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith is:

Exhibit 99.1: Material Change Report as to completion of Offer to Exchange Common Shares for Junior Preference Shares.

The foregoing documents shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended). The foregoing Material Change Report is specifically (a) incorporated by reference as an Exhibit to the registrant's Registration Statement on Form F-9 (File No. 333-108720) and its Registration Statement on Form F-8 (File No. 333-123547) and (b) is incorporated by reference into the registrant's Registration Statements on Form S-8 (File Nos. 333-13582 and 333-113725).


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                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   NORANDA INC.
                                   (Registrant)


April 29, 2005                     By: /s/ Stephen K. Young
                                      --------------------------------------
                                      Stephen K. Young - Corporate Secretary

                               EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1 Material Change Report as to completion of Offer to Exchange Common Shares for Junior Preference Shares.